Individual
Tax Return

IVALT INCORPORATED

2024

DESPAIN & CARLTON TAX SERVICES
405 BOULDER CT SUITE 400
PLEASANTON, CA 94566
Phone: (925) 469-0200
Fax: (925) 469-0900
keith@despaintax.com

DESPAIN & CARLTON TAX SERVICES
405 BOULDER CT SUITE 400
PLEASANTON, CA 94566
(925) 469-0200

Invoice for 2024 Tax Year

IVALT INCORPORATED
1441 FREEMAN LANE
PLEASANTON, CA 94566

Invoice Date: October 13, 2025

Statement of Charges

Tax return preparation fee   275.00

TOTAL   275.00

Form **7004** (Rev. December 2018) Department of the Treasury Internal Revenue Service	**Application for Automatic Extension of Time To File Certain Business Income Tax, Information, and Other Returns** ▶ **File a separate application for each return.** ▶ **Go to** *www.irs.gov/Form7004* **for instructions and the latest information.**	OMB No. 1545-0233

Print or Type	Name	Identifying number
	IVALT INCORPORATED	83-3019858
	Number, street, and room or suite no. (If P.O. box, see instructions.)	
	1441 FREEMAN LANE	
	City, town, state, and ZIP code (If a foreign address, enter city, province or state, and country (follow the country's practice for entering postal code).)	
	PLEASANTON, CA 94566	

Note: File request for extension by the due date of the return. See instructions before completing this form.

Part I   Automatic Extension for Certain Business Income Tax, Information, and Other Returns. See instructions.

1   Enter the form code for the return listed below that this application is for   12

Application Is For:	Form Code	Application Is For:	Form Code
Form 706-GS(D)	01	Form 1120-ND (section 4951 taxes)	20
Form 706-GS(T)	02	Form 1120-PC	21
Form 1041 (bankruptcy estate only)	03	Form 1120-POL	22
Form 1041 (estate other than a bankruptcy estate)	04	Form 1120-REIT	23
Form 1041 (trust)	05	Form 1120-RIC	24
Form 1041-N	06	Form 1120S	25
Form 1041-QFT	07	Form 1120-SF	26
Form 1042	08	Form 3520-A	27
Form 1065	09	Form 8612	28
Form 1066	11	Form 8613	29
Form 1120	12	Form 8725	30
Form 1120-C	34	Form 8804	31
Form 1120-F	15	Form 8831	32
Form 1120-FSC	16	Form 8876	33
Form 1120-H	17	Form 8924	35
Form 1120-L	18	Form 8928	36
Form 1120-ND	19		

Part II   All Filers Must Complete This Part

2   If the organization is a foreign corporation that does not have an office or place of business in the United States, check here . . . . ▶ ☐

3   If the organization is a corporation and is the common parent of a group that intends to file a consolidated return, check here . . . . ▶ ☐

   If checked, attach a statement listing the name, address, and employer identification number (EIN) for each member covered by this application.

4   If the organization is a corporation or partnership that qualifies under Regulations section 1.6081-5, check here . . . ▶ ☐

5a The application is for calendar year 20 **24** , or tax year beginning _____ , 20 ____ , and ending _____ , 20 ____

   b   **Short tax year.** If this tax year is less than 12 months, check the reason: ☐ Initial return   ☐ Final return

     ☐ Change in accounting period   ☐ Consolidated return to be filed   ☐ Other (See instructions—attach explanation.)

6	Tentative total tax	**6**	0
7	**Total** payments and credits. See instructions	**7**	0
8	**Balance due.** Subtract line 7 from line 6. See instructions	**8**	0

For Privacy Act and Paperwork Reduction Act Notice, see separate instructions.   Form **7004** (Rev. 12-2018)

HTA

Form **1120**		**U.S. Corporation Income Tax Return**			OMB No. 1545-0123

Form **1120**
Department of the Treasury
Internal Revenue Service

U.S. Corporation Income Tax Return
For calendar year 2024 or tax year beginning _____ , ending _____
Go to *www.irs.gov/Form1120* for instructions and the latest information.

OMB No. 1545-0123

2024

A Check if:

1a Consolidated return (attach Form 851) ☐
b Life/nonlife consolidated return ☐
2 Personal holding co. (attach Sch. PH) ☐
3 Personal service corp. (see instructions) ☐
4 Schedule M-3 attached ☐

TYPE OR PRINT

Name
IVALT INCORPORATED
Number, street, and room or suite no. If a P.O. box, see instructions.
1441 FREEMAN LANE

City or town	State	ZIP code
PLEASANTON	CA	94566

Foreign country name / Foreign province/state/county / Foreign postal code

B Employer identification number
83-3019858

C Date incorporated
2/28/2020

D Total assets (see instructions)
$ 346,216

E Check if: **(1)** ☐ Initial return **(2)** ☐ Final return **(3)** ☐ Name change **(4)** ☐ Address change

Income

1a	Gross receipts or sales	1a	
b	Returns and allowances	1b	
c	Balance. Subtract line 1b from line 1a	1c	0
2	Cost of goods sold (attach Form 1125-A)	2	
3	Gross profit. Subtract line 2 from line 1c	3	0
4	Dividends and inclusions (Schedule C, line 23)	4	
5	Interest	5	2,003
6	Gross rents	6	
7	Gross royalties	7	
8	Capital gain net income (attach Schedule D (Form 1120))	8	
9	Net gain or (loss) from Form 4797, Part II, line 17 (attach Form 4797)	9	
10	Other income (see instructions—attach statement)	10	540
11	**Total income.** Add lines 3 through 10	11	2,543

Deductions (See instructions for limitations on deductions.)

12	Compensation of officers (see instructions—attach Form 1125-E)	12	
13	Salaries and wages (less employment credits)	13	
14	Repairs and maintenance	14	
15	Bad debts	15	
16	Rents	16	
17	Taxes and licenses	17	1,064
18	Interest (see instructions)	18	1,889
19	Charitable contributions	19	
20	Depreciation from Form 4562 not claimed on Form 1125-A or elsewhere on return (attach Form 4562)	20	320
21	Depletion	21	
22	Advertising	22	
23	Pension, profit-sharing, etc., plans	23	
24	Employee benefit programs	24	
25	Energy efficient commercial buildings deduction (attach Form 7205)	25	
26	Other deductions (attach statement)	26	78,341
27	**Total deductions.** Add lines 12 through 26	27	81,614
28	Taxable income before net operating loss deduction and special deductions. Subtract line 27 from line 11	28	-79,071
29a	Net operating loss deduction (see instructions)	29a	
b	Special deductions (Schedule C, line 24)	29b	
c	Add lines 29a and 29b	29c	0

Tax, Refundable Credits, and Payments

30	**Taxable income.** Subtract line 29c from line 28. See instructions	30	-79,071
31	Total tax (Schedule J, line 12)	31	
32	Reserved for future use	32	
33	Total payments and credits (Schedule J, line 23)	33	0
34	Estimated tax penalty. See instructions. Check if Form 2220 is attached ☐	34	
35	**Amount owed.** If line 33 is smaller than the total of lines 31 and 34, enter amount owed	35	0
36	**Overpayment.** If line 33 is larger than the total of lines 31 and 34, enter amount overpaid	36	0
37	Enter amount from line 36 you want: **Credited to 2025 estimated tax** _____ **Refunded**	37	0

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

Signature of officer _____ Date _____

Title PRESIDENT

May the IRS discuss this return with the preparer shown below? See instructions. **X** Yes ☐ No

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
Keith F Despain	Keith F Despain	10/13/2025		P01337453

Firm's name	DESPAIN & CARLTON TAX SERVICES	Firm's EIN	05-0573529
Firm's address	405 BOULDER CT SUITE 400	Phone no.	(925) 469-0200
City	PLEASANTON	State CA	ZIP code 94566

For Paperwork Reduction Act Notice, see separate instructions.
HTA

Form **1120** (2024)

Schedule C	Dividends, Inclusions, and Special Deductions (see instructions)	(a) Dividends and inclusions	(b) %	(c) Special deductions (a) × (b)
1	Dividends from less-than-20%-owned domestic corporations (other than debt-financed stock)		50	0
2	Dividends from 20%-or-more-owned domestic corporations (other than debt-financed stock)		65	0
3	Dividends on certain debt-financed stock of domestic and foreign corporations		See instructions	0
4	Dividends on certain preferred stock of less-than-20%-owned public utilities		23.3	0
5	Dividends on certain preferred stock of 20%-or-more-owned public utilities		26.7	0
6	Dividends from less-than-20%-owned foreign corporations and certain FSCs		50	0
7	Dividends from 20%-or-more-owned foreign corporations and certain FSCs		65	0
8	Dividends from wholly owned foreign subsidiaries		100	0
9	**Subtotal.** Add lines 1 through 8. See instructions for limitations	0	See instructions	0
10	Dividends from domestic corporations received by a small business investment company operating under the Small Business Investment Act of 1958		100	0
11	Dividends from affiliated group members		100	0
12	Dividends from certain FSCs		100	0
13	Foreign-source portion of dividends received from a specified 10%-owned foreign corporation (excluding hybrid dividends) (see instructions)		100	0
14	Dividends from foreign corporations not included on line 3, 6, 7, 8, 11, 12, or 13 (including any hybrid dividends)			
15	Reserved for future use			
16a	Subpart F inclusions derived from the sale by a controlled foreign corporation (CFC) of the stock of a lower-tier foreign corporation treated as a dividend (attach Form(s) 5471) (see instructions)		100	0
b	Subpart F inclusions derived from hybrid dividends of tiered corporations (attach Form(s) 5471) (see instructions)			
c	Other inclusions from CFCs under subpart F not included on line 16a, 16b, or 17 (attach Form(s) 5471) (see instructions)			
17	Global Intangible Low-Taxed Income (GILTI) (attach Form(s) 5471 and Form 8992) . .			
18	Gross-up for foreign taxes deemed paid			
19	IC-DISC and former DISC dividends not included on line 1, 2, or 3			
20	Other dividends			
21	Deduction for dividends paid on certain preferred stock of public utilities			
22	Section 250 deduction (attach Form 8993)			
23	**Total dividends and inclusions.** Add column (a), lines 9 through 20. Enter here and on page 1, line 4	0		
24	**Total special deductions.** Add column (c), lines 9 through 22. Enter here and on page 1, line 29b			0

Form **1120** (2024)

Schedule J	**Tax Computation and Payment** (see instructions)			
1a	Income tax (see instructions)	1a		
b	Tax from Form 1120-L (see instructions)	1b		
c	Section 1291 tax from Form 8621	1c		
d	Tax adjustment from Form 8978	1d		
e	Additional tax under section 197(f)	1e		
f	Base erosion minimum tax from Form 8991	1f		
g	Amount from Form 4255, Part I, line 3, column (q)	1g		
z	Other chapter 1 tax	1z		
2	Total income tax. Add lines 1a through 1z	**2**		0
3	Corporate alternative minimum tax from Form 4626, Part II, line 13 (attach Form 4626)	**3**		
4	Add lines 2 and 3	**4**		0
5a	Foreign tax credit (attach Form 1118)	5a		
b	Credit from Form 8834 (see instructions)	5b		
c	General business credit (see instructions—attach Form 3800)	5c		
d	Credit for prior year minimum tax (attach Form 8827)	5d		
e	Bond credits from Form 8912	5e		
f	Adjustment from Form 8978	5f		
6	**Total credits.** Add lines 5a through 5f	**6**		0
7	Subtract line 6 from line 4	**7**		0
8	Personal holding company tax (attach Schedule PH (Form 1120))	**8**		
9a	Amount from Form 4255, Part I, line 3, column (r)	9a		
b	Recapture of low-income housing credit (attach Form 8611)	9b		
c	Completed long-term contract look-back interest due (attach Form 8697)	9c		
d	Interest due under the look-back method—income forecast method (attach Form 8866) . . .	9d		
e	Alternative tax on qualifying shipping activities (attach Form 8902)	9e		
f	Interest/tax due under section 453A(c)	9f		
g	Interest/tax due under section 453(l)	9g		
z	Other (see instructions—attach statement)	9z		
10	**Total.** Add lines 9a through 9z	**10**		0
11a	Total tax before deferred taxes. Add lines 7, 8, and 10	11a	0	
b	Deferred tax on the corporation's share of undistributed earnings of a qualified electing fund	11b		
c	Deferred LIFO recapture tax (section 1363(d))	11c		
12	Total tax. Subtract the sum of lines 11b and 11c from 11a. Enter here and on page 1, line 31	**12**		0
13	Preceding year's overpayment credited to the current year	**13**		
14	Current year's estimated tax payments	**14**		
15	Current year's refund applied for on Form 4466	**15**	(	)
16	Reserved for future use	**16**		
17	Tax deposited with Form 7004	**17**		
18	Withholding (see instructions)	**18**		
19	**Total payments.** Combine lines 13 through 18	**19**		0
20	Refundable credits from:			
a	Form 2439	20a		
b	Form 4136	20b		
c	Credit for tax withheld under chapter 3 or 4 from Form 1042-S, Form 8805, or Form 8288 (attach the applicable form)	20c		
z	Other (attach statement—see instructions)	20z		
21	**Total credits.** Add lines 20a through 20z	**21**		0
22	Elective payment election amount from Form 3800	**22**		
23	**Total payments and credits.** Add lines 19, 21, and 22. Enter here and on page 1, line 33	**23**		0

Form **1120** (2024)

Schedule K	**Other Information** (see instructions)		

		Yes	No
1	Check accounting method: **a** [X] Cash **b** [ ] Accrual **c** [ ] Other (specify) _____		
2	See the instructions and enter the:		
a	Business activity code no. 541990		
b	Business activity CONSULTING		
c	Product or service CONSULTING		
3	Is the corporation a subsidiary in an affiliated group or a parent–subsidiary controlled group?		X
	If "Yes," enter name and EIN of the parent corporation _____		
4	At the end of the tax year:		
a	Did any foreign or domestic corporation, partnership (including any entity treated as a partnership), trust, or tax-exempt organization own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part I of Schedule G (Form 1120) (attach Schedule G)		X
b	Did any individual or estate own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of the corporation's stock entitled to vote? If "Yes," complete Part II of Schedule G (Form 1120) (attach Schedule G)		X
5	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total voting power of all classes of stock entitled to vote of any foreign or domestic corporation not included on **Form 851,** Affiliations Schedule? For rules of constructive ownership, see instructions		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Corporation	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Incorporation	**(iv)** Percentage Owned in Voting Stock

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions		X
	If "Yes," complete (i) through (iv) below.		

(i) Name of Entity	**(ii)** Employer Identification Number (if any)	**(iii)** Country of Organization	**(iv)** Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
6	During this tax year, did the corporation pay dividends (other than stock dividends and distributions in exchange for stock) in excess of the corporation's current and accumulated earnings and profits? See sections 301 and 316		X
	If "Yes," file **Form 5452,** Corporate Report of Nondividend Distributions. See the instructions for Form 5452.		
	If this is a consolidated return, answer here for the parent corporation and on Form 851 for each subsidiary.		
7	At any time during this tax year, did one foreign person own, directly or indirectly, at least 25% of the total voting power of all classes of the corporation's stock entitled to vote or at least 25% of the total value of all classes of the corporation's stock?		X
	For rules of attribution, see section 318. If "Yes," enter:		
	(a) Percentage owned _____ and **(b)** Owner's country _____		
	(c) The corporation may have to file **Form 5472,** Information Return of a 25% Foreign-Owned U.S. Corporation or a Foreign Corporation Engaged in a U.S. Trade or Business. Enter the number of Forms 5472 attached _____		
8	Check this box if the corporation issued publicly offered debt instruments with original issue discount . . . . [ ]		
	If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
9	Enter the amount of tax-exempt interest received or accrued during this tax year $ _____		
10	Enter the number of shareholders at the end of the tax year (if 100 or fewer) _____		
11	If the corporation has an NOL for the tax year and is electing to forego the carryback period, check here (see instructions) . . . [X]		
	If the corporation is filing a consolidated return, the statement required by Regulations section 1.1502-21(b)(3) must be attached or the election will not be valid.		
12	Enter the available NOL carryover from prior tax years (do not reduce it by any deduction reported on page 1, line 29a) $ 187,101		

Schedule K	**Other Information** *(continued from page 4)*		

		Yes	No
13	Are the corporation's total receipts (page 1, line 1a, plus lines 4 through 10) for the tax year **and** its total assets at the end of the tax year less than $250,000?	X	
	If "Yes," the corporation is not required to complete Schedules L, M-1, and M-2. Instead, enter the total amount of cash distributions and the book value of property distributions (other than cash) made during this tax year $		
14	Is the corporation required to file Schedule UTP (Form 1120), Uncertain Tax Position Statement? See instructions		X
	If "Yes," complete and attach Schedule UTP.		
15a	Did the corporation make any payments that would require it to file Form(s) 1099?		X
b	If "Yes," did or will the corporation file required Form(s) 1099?		
16	During this tax year, did the corporation have an 80% -or- more change in ownership, including a change due to redemption of its own stock?		X
17	During or subsequent to this tax year, but before the filing of this return, did the corporation dispose of more than 65% (by value) of its assets in a taxable, non-taxable, or tax deferred transaction?		X
18	Did this corporation receive assets in a section 351 transfer in which any of the transferred assets had a fair market basis or fair market value of more than $1 million?		X
19	During this corporation's tax year, did the corporation make any payments that would require it to file Forms 1042 and 1042-S under chapter 3 (sections 1441 through 1464) or chapter 4 (sections 1471 through 1474) of the Code?		X
20	Is the corporation operating on a cooperative basis?		X
21	During this tax year, did the corporation pay or accrue any interest or royalty for which the deduction is not allowed under section 267A? See instructions		X
	If "Yes," enter the total amount of the disallowed deductions $		
22	Does this corporation have gross receipts of at least $500 million in any of the 3 preceding tax years? (See sections 59A(e)(2) and (3).)		X
	If "Yes," complete and attach Form 8991.		
23	Did the corporation have an election under section 163(j) for any real property trade or business or any farming business in effect during this tax year? See instructions		X
24	Does the corporation satisfy one or more of the following? If "Yes," complete and attach Form 8990. See instructions		X
a	The corporation owns a pass-through entity with current, or prior year carryover, excess business interest expense.		
b	The corporation's aggregate average annual gross receipts (determined under section 448(c)) for the 3 tax years preceding the current tax year are more than $30 million and the corporation has business interest expense.		
c	The corporation is a tax shelter and the corporation has business interest expense.		
25	Is the corporation attaching Form 8996 to certify as a Qualified Opportunity Fund?		X
	If "Yes," enter amount from Form 8996, line 15 . . . . $		
26	Since December 22, 2017, did a foreign corporation directly or indirectly acquire substantially all of the properties held directly or indirectly by the corporation, and was the ownership percentage (by vote or value) for purposes of section 7874 greater than 50% (for example, the shareholders held more than 50% of the stock of the foreign corporation)? If "Yes," list the ownership percentage by vote and by value. See instructions		X
	Percentage: By Vote By Value		
27	At any time during this tax year, did the corporation (a) receive a digital asset (as a reward, award, or payment for property or services); or (b) sell, exchange, or otherwise dispose of a digital asset (or a financial interest in a digital asset)? See instructions		X
28	Is the corporation a member of a controlled group?		X
	If "Yes," attach Schedule O (Form 1120). See instructions.		
29	Corporate Alternative Minimum Tax:		
a	Was the corporation an applicable corporation under section 59(k)(1) in any prior tax year?		X
	If "Yes," go to question 29b. If "No," skip to question 29c.		
b	Is the corporation an applicable corporation under section 59(k)(1) in the current tax year because the corporation was an applicable corporation in the prior tax year?		X
	If "Yes," complete and attach Form 4626. If "No," continue to question 29c.		
c	Does the corporation meet the requirements of the safe harbor method as provided under section 59(k)(3)(A) for the current tax year? See instructions		X
	If "No," complete and attach Form 4626. If "Yes," the corporation is not required to file Form 4626.		
30	Is the corporation required to file Form 7208 relating to the excise tax on repurchase of corporate stock (see instructions):		
a	Under the rules for stock repurchased by a covered corporation (or stock acquired by its specified affiliate)?		X
b	Under the applicable foreign corporation rules?		X
c	Under the covered surrogate foreign corporation rules?		X
	If "Yes" to either 30a, 30b, or 30c, complete Form 7208, Excise Tax on Repurchase of Corporate Stock. See the Instructions for Form 7208.		
31	Is this a consolidated return with gross receipts or sales of $1 billion or more and a subchapter K basis adjustment, as described in the instructions, of $10 million or more?		X
	If "Yes," attach a statement. See instructions.		

Schedule L	Balance Sheets per Books	Beginning of tax year		End of tax year	
	Assets	**(a)**	**(b)**	**(c)**	**(d)**
1	Cash				
2a	Trade notes and accounts receivable				
b	Less allowance for bad debts	( )	0	( )	0
3	Inventories				
4	U.S. government obligations				
5	Tax-exempt securities (see instructions)				
6	Other current assets (attach statement)				
7	Loans to shareholders				
8	Mortgage and real estate loans				
9	Other investments (attach statement)				
10a	Buildings and other depreciable assets				
b	Less accumulated depreciation	( )	0	( )	0
11a	Depletable assets				
b	Less accumulated depletion	( )	0	( )	0
12	Land (net of any amortization)				
13a	Intangible assets (amortizable only)				
b	Less accumulated amortization	( )	0	( )	0
14	Other assets (attach statement)				
15	Total assets		0		0
	Liabilities and Shareholders' Equity				
16	Accounts payable				
17	Mortgages, notes, bonds payable in less than 1 year .				
18	Other current liabilities (attach statement)				
19	Loans from shareholders				
20	Mortgages, notes, bonds payable in 1 year or more . .				
21	Other liabilities (attach statement)				
22	Capital stock: **a** Preferred stock				
	b Common stock		0		0
23	Additional paid-in capital				
24	Retained earnings—Appropriated (attach statement) .				
25	Retained earnings—Unappropriated				
26	Adjustments to shareholders' equity (attach statement) .				
27	Less cost of treasury stock		( )		( )
28	Total liabilities and shareholders' equity		0		0

Schedule M-1	Reconciliation of Income (Loss) per Books With Income per Return

Note: The corporation may be required to file Schedule M-3. See instructions.

1	Net income (loss) per books		**7**	Income recorded on books this year not	
2	Federal income tax per books			included on this return (itemize):	
3	Excess of capital losses over capital gains			Tax-exempt interest $ _____	
4	Income subject to tax not recorded on books			_____	
	this year (itemize): _____				0
	_____	0	**8**	Deductions on this return not charged	
5	Expenses recorded on books this year not			against book income this year (itemize):	
	deducted on this return (itemize):		**a**	Depreciation . . . . $ _____	
a	Depreciation . . . . . . $ _____		**b**	Charitable contributions $ _____	
b	Charitable contributions . . . $ _____			_____	
c	Travel and entertainment . . . $ _____			_____	
	_____				0
	_____	0	**9**	Add lines 7 and 8	0
6	Add lines 1 through 5	0	**10**	Income (page 1, line 28)—line 6 less line 9	0

Schedule M-2	Analysis of Unappropriated Retained Earnings per Books (Schedule L, Line 25)

1	Balance at beginning of year		**5**	Distributions: **a** Cash	
2	Net income (loss) per books			**b** Stock	
3	Other increases (itemize):			**c** Property	
	_____		**6**	Other decreases (itemize):	
	_____			_____	
	_____	0	**7**	Add lines 5 and 6	0
4	Add lines 1, 2, and 3	0	**8**	Balance at end of year (line 4 less line 7)	0

Form **1120** (2024)

IVALT INCORPORATED   83-3019858

The following questions should be answered in the context of the **FEDERAL** return being electronically filed.
Responses for state efiles are below.

	Form family applicability				
Check ("x") this column to see more information, when available.	1065	1120/F	1120S	990	1041
☐ Name of signing officer or fiduciary . .BALDEV KRISHAN					
☐ Check ("X") if foreign officer and does not have a SSN/TIN					
OR					
☐ Check ("X") if officer opts not to provide SSN/ITIN					
OR					
Enter SSN/EIN of signing officer or fiduciary 320-50-4668	Y	Y	Y	Y	Y
☐ Total Income from Prior Year return	Y	Y	Y		Y
☐ If claiming deduction for Salary & Wages on current year return, mark this box ☐ and enter the **COUNT** of original W2's reported to SSA for this tax year. .	Y	Y	Y		
☐ If claiming Compensation of Officers on current year return, mark this box ☐ and enter the number of officers		Y	Y		
☐ Parent Company Name					
Parent Company EIN	Y	Y	Y		
☐ Business's Primary Physical Address: Street / Line 2 / City / St / Zip / Country / Province / Postal Code	Y	Y	Y		
☐ Grantor Name					
Grantor SSN					Y
☐ Indicate which, if any, of the following forms this entity is required to file. ☐ 720 ☐ 990 ☐ 1042 ☐ 940 ☐ 941 ☐ 943 ☐ 944 ☐ 945	Y	Y	Y		Y
☐ Were estimated tax payments made for this entity towards the current tax year's liability? ☐ Yes ☐ No		Y	Y		Y

Note: For EFTPS Confirmation Number, if more than 15 digits, enter the first 15 digits.
First Payment, regardless of quarter or date paid.
Method   Direct Debit/ACH ☐   Cash ☐   Check ☐   EFTPS ☐
Amount paid with first quarter . . . .
Date payment was requested to be debited . . . .
    For Cash payments, date cash was deposited. For Check payments, date on check.
Last 4 digits of account number for Direct Debit/ACH or EFTPS payment . .
EFTPS Confirmation Number . . . .
Note: For EFTPS Confirmation Number, if more than 15 digits, enter the first 15 digits.
Last Payment, regardless of quarter or date paid.
Do NOT use if only one estimated payment was made.
Method   Direct Debit/ACH ☐   Cash ☐   Check ☐   EFTPS ☐
Amount of last payment . . . .
Date payment was requested to be debited . . . . . .
    For Cash payments, date cash was deposited. For Check payments, date on check.
Last 4 digits of account number for Direct Debit/ACH or EFTPS payment . .
EFTPS Confirmation Number . . . .

California

The following questions should be answered in the context of the California return being electronically filed.

	Form family applicability				
Check ("x") this column to see more information, when available.	565/568	100	100S	199	541
☐ Name of signing officer or fiduciary . .BALDEV KRISHAN					
☐ Check ("X") if foreign officer and does not have a SSN/TIN					
OR					
☐ Check ("X") if officer opts not to provide SSN/ITIN					
OR					
Enter SSN/EIN of signing officer or fiduciary 320-50-4668	Y	Y	Y	Y	Y
☐ Total Income from Prior Year return	Y	Y	Y		Y
☐ Enter total number of K-1's for this state. 0	Y		Y		
☐ If claiming deduction for Salary & Wages on current year state return, mark this box ☐ and and enter the **COUNT** of original W2's reported to state for this tax year. 0	Y	Y	Y		
☐ If claiming Compensation of Officers on current year state return, mark this box ☐ and enter the number of officers 0		Y	Y		
☐ Parent Company Name					
Parent Company EIN	Y	Y	Y		
☐ Business's Primary Physical Address: Street / Line 2 / City / St / Zip / Country / Province / Postal Code	Y	Y	Y		
☐ Grantor Name					
Grantor SSN					Y
☐ Were estimated tax payments made for this entity towards the current tax year's liability? ☐ Yes ☐ No		Y	Y		Y

Line 10 (1120) - Other Income

1	OTHER INCOME	**1**	540
2	Total other income	**2**	540

Line 26 (1120) - Other Deductions

1	From Form 4562 - Amortization	**1**	17,229
2	Consulting fees	**2**	61,112
3	Total other deductions	**3**	78,341
4	Total deductions less expenses for offsetting credits	**4**	78,341

Form 4562 Statement - 1120

12/31/2024

IVALT INCORPORATED   83-3019858

Item No.	Description of Property	Date Placed In Service	Asset Code	Business Use %	Cost or Other Basis	Sec. 179 Deduction	Credit	Special Allowance	Salvage Value	Recovery Basis	Recovery Period	Method	Con-vention Code	Prior Accum. Deprec., 179, Bonus	2024 Deprec.	2024 Accum. Deprec.
Depreciation Detail																
MACRS deductions for prior years (Line 17)																
	COMPUTER	1/29/2023	F-5	100.00%	1,000	0	0	0	0	1,000	5.0	200DB	HY	200	320	520
	Total MACRS deductions for prior years (Line 17)				1,000	0	0	0	0	1,000				200	320	520
	Subtotal Depreciation				1,000	0	0	0	0	1,000				200	320	520
Total Amortization (Line 44)																
	START UP COSTS	12/14/2020	Z-8	100.00%	139,052	0	0	0	0	139,052	15.0	SL	FM	28,196	9,270	37,466
	R & D COSTS	7/24/2023	Z-9	100.00%	74,305	0	0	0	0	74,305	15.0	SL	FM	2,477	4,954	7,431
	RESEARCH AND DEVELOPM	10/28/2024	Z-9	100.00%	180,281	0	0	0	0	180,281	15.0	SL	FM	0	3,005	3,005
	Total Amortization (Line 44)				393,638	0	0	0	0	393,638				30,673	17,229	47,902
	Total Depreciation and Amortization				394,638	0	0	0	0	394,638				30,873	17,549	48,422

Form 4562 Reconciliation

Annual depreciation and amortization (including Sec 168(f) elected amounts)	17,549
Special allowance except listed property (Line 14) - current year assets	0
Special allowance - listed property (Line 25) - current year assets	0
Section 179 amount claimed (includes prior year disallowed)	0
Section 179 amount carried forward to future year	0
Section 179 deduction (Line 12)	0
Less amortization included in total annual depreciation and amortization (Line 44)	17,229
Form 4562 , Line 22	320

Summary of Unadjusted Basis of Qualified Property (4562) 12/31/2024

Summary of Qualified Property by Activity

	Activity	Unadjusted Cost or Basis
1	1120	1,000

Detail of Qualified Property

	Activity	Asset Description	Date In Service	Recovery Period	Years in Service	Total Cost or Basis	Business/Time Use Percent	Unadjusted Cost or Basis
2	1120	COMPUTER	1/29/2023	5.0	2	1,000	100.00%	1,000

TAXABLE YEAR **2024**

California Corporation Franchise or Income Tax Return

FORM **100**

RP

4572272 IVAL 83-3019858 000000000000 24
TYB 01-01-2024 TYE 12-31-2024
IVALT INCORPORATED

1441 FREEMAN LANE
PLEASANTON CA 94566

Schedule Q Questions *(continued on Side 2)*

A FINAL RETURN? ● ☐ Dissolved ☐ Surrendered (withdrawn) ☐ Merged/Reorganized ☐ IRC Section 338 sale ☐ QSub election

Enter date (mm/dd/yyyy) ● ______

B 1. Is income included in a combined report of a unitary group? ● ☐ Yes ☒ No

If "Yes," indicate: ☐ Wholly within CA (R&TC 25101.15) ☐ Within and outside of CA

2. Is there a change in the members listed in Schedule R-7 from the prior year? ● ☐ Yes ☒ No

3. Enter the number of members (including parent or key corporation) listed in the Schedule R-7, Part I, Section A, subject to income or franchise tax ● 0

4. Is form FTB 3544 attached to the return? ● ☐ Yes ☒ No

C 1. During this taxable year, did this corporation or any of its subsidiaries acquire control or majority ownership (more than a 50% interest) in another legal entity?
If yes, did the acquired entity(ies) own California real property (i.e., land, buildings), lease such property for a term of 35 years or more, or lease such property from a government agency for any term? **If yes to both questions, answer yes** ● ☐ Yes ☒ No

2. During this taxable year, did another person or legal entity acquire control or majority ownership (more than a 50% interest) of this corporation or any of its subsidiaries?
If yes, did the acquired entity(ies) own California real property (i.e., land, buildings), lease such property for a term of 35 years or more, or lease such property from a government agency for any term? **If yes to both questions, answer yes** ● ☐ Yes ☒ No

3. Has California real property (i.e., land, buildings) transferred to the corporation that was excluded from property tax reassessment under Revenue and Taxation Code Section 62(a)(2)?
If yes, during this taxable year, has more than 50% of the voting stock of this corporation cumulatively transferred in one or more transactions and it was not reported on previous year's tax return? **If yes to both questions, answer yes** ● ☐ Yes ☒ No
(Yes requires filing of BOE-100-B statement, penalties may apply – see instructions.)

State Adjustments

1	Net income (loss) before state adjustments. See instructions ●	1	-79,071 00
2	Amount deducted for foreign or domestic tax based on income or profits from Schedule A ●	2	00
3	Amount deducted for tax under the provisions of the Corporation Tax Law from Schedule A ●	3	800 00
4	Interest on government obligations ●	4	00
5	Net California capital gain from Side 6, Schedule D, line 11 ●	5	00
6	Depreciation and amortization in excess of amount allowed under California law. Attach form FTB 3885 ●	6	98 00
7	Net income from corporations not included in federal consolidated return. See instructions ●	7	00
8	Other additions. Attach schedule(s) ●	8	00
9	Total. Add line 1 through line 8 ●	9	-78,173 00

IVALT INCORPORATED   83-3019858

State Adjustments *(cont.)*	10	Intercompany dividend elimination. Attach Schedule H (100) .... ● **10**		00
	11	Dividends received deduction. Attach Schedule H (100) .... ● **11**		00
	12	Additional depreciation allowed under CA law. Attach form FTB 3885 ● **12**		00
	13	Capital gain from federal Form 1120, line 8 .... ● **13**		00
	14	Charitable Contributions .... ● **14**		00
	15	Other deductions. Attach schedule(s) .... ● **15**		00
	16	Total. Add line 10 through line 15 .... ● **16**		00
	17	Net income (loss) after state adjustments. Subtract line 16 from Side 1, line 9 .... ● **17**	-78,173	00
CA Net Income	18	Net income (loss) for state purposes. Complete Schedule R if apportioning or allocating income. See instructions. ● **18**	-78,173	00
	19	Net operating loss (NOL) deduction. See instructions .... ● **19**		00
	20	EZ, TTA, or LAMBRA NOL carryover deduction. See instructions .... ● **20**		00
	21	Disaster loss deduction. See instructions .... ● **21**		00
	22	Net income for tax purposes. Combine line 19 through line 21. Then, subtract from line 18 .... ● **22**		00
Taxes	23	Tax. __8.84%__ x line 22 (at least minimum franchise tax, if applicable). See instructions ...... ● **23**	800	00
	24	Credit name _____ code ● ____ amount ▶ **24**		00
	25	Credit name _____ code ● ____ amount ▶ **25**		00
	26	To claim more than two credits, see instructions .... ● **26**		00
	27	Add line 24 through line 26 .... ● **27**		00
	28	**Balance.** Subtract line 27 from line 23 (at least minimum franchise tax, if applicable) .... ● **28**	800	00
	29	Alternative minimum tax. Attach Schedule P (100). See instructions .... ● **29**		00
	30	**Total tax.** Add line 28 and line 29 .... ● **30**	800	00
Payments	31	Overpayment from prior year allowed as a credit .... ● **31**		00
	32	**2024 Estimated tax payments.** See instructions .... ● **32**	800	00
	33	2024 Withholding (Form 592-B and/or 593). See instructions .... ● **33**		00
	34	Amount paid with extension of time to file tax return .... ● **34**		00
	35	Total payments. Add line 31 through line 34 .... ● **35**	800	00
Refund or Amount Due	36	**Use tax. This is not a total line.** See instructions .... ● **36**		00
	37	Payments balance. If line 35 is more than line 36, subtract line 36 from line 35 .... ● **37**	800	00
	38	**Use tax balance.** If line 36 is more than line 35, subtract line 35 from line 36 .... ● **38**		00
	39	**Franchise or income tax due.** If line 30 is more than line 37, subtract line 37 from line 30 .... ● **39**		00
	40	**Overpayment.** If line 37 is more than line 30, subtract line 30 from line 37 .... ● **40**		00
	41	Amount of line 40 to be credited to 2025 estimated tax .... ● **41**		00
	42	**Refund.** Subtract line 41 from line 40 .... ● **42**		00

See instructions to have the refund directly deposited.

☐ Checking
☐ Savings

42a. ● Routing number _____   **42b.** ● Type _____   **42c.** ● Account number _____

43 a Penalties and interest .... ● **43a**		00

b ● ☐ Check if estimate penalty computed using Exception B or C on form FTB 5806. See instructions.

44 Total amount due. Add line 38, line 39, line 41, and line 43a. Then, subtract line 40 from the result ..... ◉ **44**		00

Schedule Q Questions *(continued from Side 1)*

D If the corporation filed on a water's-edge basis pursuant to R&TC Sections 25110 and 25113 in previous years, enter the date the water's-edge election ended .... (mm/dd/yyyy) ● _____

E Was the corporation's income included in a consolidated federal return? .... ● ☐ Yes ☒ No

F Principal business activity code. (**Do not** leave blank): .... ● 541990
Business activity ALL OTHER PROFESSIONAL, SCIENTI
Product or service CONSULTING

G Date incorporated (mm/dd/yyyy): 02/28/2020   Where: ● State CA   Country _____

Schedule Q Questions *(continued on Side 3)*

Side 2 Form 100 2024   188   3602244

IVALT INCORPORATED   83-3019858

H Date business began in California or date income was first derived from California sources . . . . . (mm/dd/yyyy) ● 02/28/2020

I Was the corporation an inactive business both within and outside of California during the taxable year? . . . . ● ☐ Yes ☒ No

J First return? . . ● ☐ Yes ☒ No   If "Yes" and this corporation is a successor to a previously existing business, check the appropriate box.

   ● **(1)** ☐ Sole proprietorship **(2)** ☐ Partnership **(3)** ☐ Joint venture **(4)** ☐ Corporation **(5)** ☐ Other

   (Attach statement showing name, address, and FEIN/SSN/ITIN of previous business.)

K "Doing business as" name. See instructions: . . . . ● _____

L At any time during the taxable year, was more than 50% of the voting stock:

   1. Of the corporation owned by any single interest? . . . . ● ☐ Yes ☒ No

   2. Of another corporation owned by this corporation? . . . . ● ☐ Yes ☒ No

   3. Of this and one or more other corporations owned or controlled, directly or indirectly, by the same interests? . . . . ● ☐ Yes ☒ No

   If 1 or 3 is "Yes," enter the country of the ultimate parent . . . ● _____

   If 1, 2, or 3 is "Yes," furnish a statement of ownership indicating pertinent names, addresses, and percentages of stock owned.

   If the owner(s) is an individual, provide the SSN/ITIN and see FTB 1131 EN-SP, for more information.

M Has the corporation included a reportable transaction or listed transaction within this return? (See instructions for definitions) . . . . ● ☐ Yes ☒ No

   If "Yes," complete and attach federal Form 8886 for each transaction.

N Is this corporation apportioning or allocating income to California using Schedule R? . . . . ● ☐ Yes ☒ No

O How many entities, if any, including this corporation, are claiming immunity from taxation in California under Public Law 86-272? ● _____

P Corporation headquarters are: . . . . ● **(1)** ☒ Within California   **(2)** ☐ Outside of California, within the U.S.   **(3)** ☐ Outside of the U.S.

Q Location of principal accounting records: SEE ATTACHED WORKSHEET

R Accounting method: . . . . ● **(1)** ☒ Cash **(2)** ☐ Accrual **(3)** ☐ Other

S Does this corporation or any of its subsidiaries have a Deferred Intercompany Stock Account (DISA)? . . . . ● ☐ Yes ☒ No

   If "Yes," enter the total balance of all DISAs . . . . ● $_____

T Is this corporation or any of its subsidiaries a RIC? . . . . ● ☐ Yes ☒ No

U Is this corporation treated as a REMIC for California purposes? . . . . ● ☐ Yes ☒ No

V **1.** Is this corporation a REIT for California purposes? . . . . ● ☐ Yes ☒ No

   2. If question V1 is "Yes," does the entity own any qualified REIT subsidiaries that are incorporated or qualified

   with the California Secretary of State? If yes, see instructions . . . . ● ☐ Yes ☒ No

W Is this corporation an LLC or limited partnership electing to be taxed as a corporation for federal purposes? . . . . ● ☐ Yes ☒ No

   If "Yes", enter the effective date of the election (mm/dd/yyyy): . . . . _____

X Is this corporation to be treated as a credit union? . . . . ● ☐ Yes ☒ No

Y Is the corporation under audit by the IRS or has it been audited by the IRS in a prior year? . . . . ● ☐ Yes ☒ No

Z Have all required information returns (e.g. federal Forms 1099, 5471, 5472, 8300, 8865, etc.) been filed with the Franchise Tax Board? . . . . ☒ N/A ☐ Yes ☐ No

AA Does the taxpayer (or any corporation of the taxpayer's combined group, if applicable) own 80% or more of the stock of an insurance company? . . ◉ ☐ Yes ☒ No

BB Did the corporation file the federal Schedule UTP (Form 1120)? . . . . ● ☐ Yes ☒ No

CC Does any member of the combined report own an SMLLC or generate/claim credits that are attributable to an SMLLC? . ● ☐ Yes ☒ No

DD **1.** Has this business entity previously filed an unclaimed property Holder Remit Report with the State Controller's Office? . . . . ● ☐ Yes ☒ No

   2. If "Yes," when was the last report filed? (mm/dd/yyyy) ● _____ **3.** Amount last remitted ■ $_____

Sign Here	Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.			
	Signature of officer ▶	Title PRESIDENT	Date	● Telephone
				(510) 304-6830
	Officer's email address (optional)			
Paid Preparer's Use Only	Preparer's signature ▶ KEITH F DESPAIN	Date 10/13/2025	Check if self-employed ▶ ☐	● PTIN P01337453
	Firm's name (or yours, if self-employed) and address ▶ DESPAIN & CARLTON TAX SERVICES 405 BOULDER CT SUITE 400 PLEASANTON, CA 94566			● Firm's FEIN 05-0573529
				● Telephone (925) 469-0200
	May the FTB discuss this return with the preparer shown above? See instructions		● ☒ Yes ☐ No	

Schedule A Taxes Deducted. Use additional sheet(s) if necessary.   IVALT INCORPORATED   83-3019858

(a) Nature of tax	(b) Taxing authority	(c) Total amount	(d) Nondeductible amount
STATE FRANCHISE TAXES		800	800 00
LICENSES & PERMITS		264	00
Total. Enter total of column (c) on Schedule F, line 17, and total of column (d) on Side 1, line 2 or line 3. If the corporation uses California computation method to compute the net income, see instructions.		◉ 1,064	◉ 800 00

Schedule F Computation of Net Income. See instructions.

Income	1	**a)** Gross receipts or gross sales ◉		
		b) Less returns and allowance . . ◉ ___ **c)** Balance . . . ●	**1c**	00
	2	Cost of goods sold. Attach federal Form 1125-A (California Schedule V) . . . . ●	**2**	00
	3	Gross profit. Subtract line 2 from line 1c . . . . ●	**3**	00
	4	Total dividends. Attach federal Schedule C (California Schedule H (100)) . . . . ●	**4**	00
	5	**a)** Interest on obligations of the United States and U.S. instrumentalities . . . . ●	**5a**	00
		b) Other interest. Attach schedule . . . . ●	**5b**	2,003 00
	6	Gross rents . . . . ●	**6**	00
	7	Gross royalties . . . . ●	**7**	00
	8	Capital gain net income. Attach federal Schedule D (California Schedule D) . . . . ●	**8**	00
	9	Ordinary gain (loss). Attach federal Form 4797 (California Schedule D-1) . . . . ●	**9**	00
	10	Other income (loss). Attach schedule . . . . ●	**10**	540 00
	11	**Total income.** Add line 3 through line 10 . . . . ●	**11**	2,543 00
Deductions	12	Compensation of officers. Attach federal Form 1125-E or equivalent schedule . . . . ● **12**		00
	13	Salaries and wages (not deducted elsewhere) . . . . ● **13**		00
	14	Repairs and maintenance . . . . ◉ **14**		00
	15	Bad debts . . . . ● **15**		00
	16	Rents . . . . ● **16**		00
	17	Taxes (California Schedule A). See instructions . . . . ● **17** 1,064		00
	18	Interest. Attach schedule . . . . ● **18** 1,889		00
	19	Charitable Contributions. Attach schedule . . . . ● **19**		00
	20	Depreciation. Attach federal Form 4562 and FTB 3885 . . . ◉ **20** 320		
	21	Less depreciation claimed elsewhere on return . . . . ◉ **21a**	● **21b** 320	00
	22	Depletion. Attach schedule . . . . ● **22**		00
	23	Advertising . . . . ◉ **23**		00
	24	Pension, profit-sharing plans, etc. . . . . ◉ **24**		00
	25	Employee benefit plans . . . . ◉ **25**		00
	26	**a)** Total travel and entertainment ◉ ___		
		b) Deductible amounts . . . . ● **26b**		00
	27	Other deductions. Attach schedule . . . . ● **27** 78,341		00
	28	Specific deduction for organizations under R&TC Section 23701r or 23701t. See instructions . . . . ● **28**		00
	29	**Total deductions.** Add line 12 through line 28 . . . . ●	**29**	81,614 00
	30	Net income before state adjustments. Subtract line 29 from line 11. Enter here and on Side 1, line 1 . . . ●	**30**	−79,071 00

Schedule J Add-On Taxes and Recapture of Tax Credits. See instructions.

1	LIFO recapture due to S corporation election, IRC Sec. 1363(d) deferral: $ ___ . . . . ●	**1**	00
2	Interest computed under the look-back method for completed long-term contracts (Attach form FTB 3834) . . ●	**2**	00
3	Interest on tax attributable to installment: **a** Sales of certain timeshares and residential lots . . . . ●	**3a**	00
	b Method for nondealer installment obligations . . . . ●	**3b**	00
4	IRC Section 197(f)(9)(B)(ii) election . . . . ●	**4**	00
5	Credit recapture name: ___ . . . . . ●	**5**	00
6	Combine line 1 through line 5, revise Side 2, line 39 or line 40, whichever applies, by this amount. Write "Schedule J" to the left of line 39 or line 40 . . . . ●	**6**	00

IVALT INCORPORATED   83-3019858

Schedule V   Cost of Goods Sold

1	Inventory at beginning of year . . . . ◉	**1**		0 0
2	Purchases . . . . ◉	**2**		0 0
3	Cost of labor . . . . ●	**3**		0 0
4 a	Additional IRC Section 263A costs. Attach schedule . . . . ●	**4a**		0 0
b	Other costs. Attach schedule . . . . ●	**4b**		0 0
5	Total. Add line 1 through line 4b	**5**		0 0
6	Inventory at end of year . . . . ◉	**6**		0 0
7	Cost of goods sold. Subtract line 6 from line 5. Enter here and on Side 4, Schedule F, line 2	**7**		0 0

Method of inventory valuation ▶ _____

Was there any change in determining quantities, costs of valuations between opening and closing inventory? . . . . ☐ Yes ☒ No

If "Yes," attach an explanation.

Enter California seller's permit number, if any ▶ _____

Check if the LIFO inventory method was adopted this taxable year for any goods. If checked, attach federal Form 970 . . . . ☐

If the LIFO inventory method was used for this taxable year, enter the amount of closing inventory under LIFO _____

Do the rules of IRC Section 263A (with respect to property produced or acquired for resale) apply to the corporation? . . . . ☐ Yes ☒ No

The corporation may not be required to complete Schedules L, M-1, and M-2. See Schedule M-1 instructions for reporting requirements.

Schedule L Balance Sheet	Beginning of taxable year		End of taxable year	
Assets	**(a)**	**(b)**	**(c)**	**(d)**
1 Cash		◉		●
2 a Trade notes and accounts receivable	◉		●	
b Less allowance for bad debts	◉ ( )	◉	● ( )	●
3 Inventories		◉		●
4 Federal and state government obligations		◉		●
5 Other current assets. Attach schedule(s)				
6 Loans to stockholders/officers. Attach schedule . .		◉		●
7 Mortgage and real estate loans		◉		●
8 Other investments. Attach schedule(s)		◉		●
9 a Buildings and other fixed depreciable assets . .	◉		●	
b Less accumulated depreciation	◉ ( )	◉	● ( )	●
10 a Depletable assets				
b Less accumulated depletion	( )	◉	( )	
11 Land (net of any amortization)		◉		●
12 a Intangible assets (amortizable only)	◉		●	
b Less accumulated amortization	◉ ( )	◉	◉ ( )	◉
13 Other assets. Attach schedule(s)		◉		●
14 **Total assets**		◉		●
Liabilities and Stockholders' Equity				
15 Accounts payable		◉		●
16 Mortgages, notes, bonds payable in less than 1 year . . .		◉		●
17 Other current liabilities. Attach schedule(s) . . .		◉		●
18 Loans from stockholders. Attach schedule(s) .		◉		●
19 Mortgages, notes, bonds payable in 1 year or more		◉		●
20 Other liabilities. Attach schedule(s)		◉		●
21 Capital stock: **a** Preferred stock	◉		●	
b Common stock	◉	◉	●	●
22 Paid-in or capital surplus. Attach reconciliation		◉		●
23 Retained earnings – Appropriated. Attach schedule		◉		◉
24 Retained earnings – Unappropriated		◉		◉
25 Adjustments to shareholders' equity. Attach schedule				
26 Less cost of treasury stock		( )		( )
27 **Total liabilities and stockholders' equity** . .				

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return.

If the corporation **completed** federal **Schedule M-3 (Form 1120 /1120-F),** see instructions.

1	Net income per books ●		**7**	Income recorded on books this year not included in this return (itemize)	
2	Federal income tax ●			**a** Tax-exempt interest ⊙ $ _____	
3	Excess of capital losses over capital gains ●			**b** Other .... $ _____	
4	Taxable income not recorded on books this year (itemize) _____ ●			**c** Total. Add line 7a and line 7b ●	
5	Expenses recorded on books this year not deducted in this return (itemize)		**8**	Deductions in this return not charged against book income this year (itemize)	
	a Depreciation ...... $ _____			**a** Depreciation .... $ _____	
	b State taxes .... $ _____			**b** State tax refunds .. $ _____	
	c Travel and entertainment .. ⊙ $ _____			**c** Other .... $ _____	
	d Other .... $ _____			**d** Total. Add line 8a through line 8c .... ●	
	e Total. Add line 5a through line 5d .... ●		**9**	Total. Add line 7c and line 8d .... ⊙	
6	Total. Add line 1 through line 5e		**10**	Net income per return. Subtract line 9 from line 6	

Schedule M-2 Analysis of Unappropriated Retained Earnings per Books (Side 5, Schedule L, line 24)

1	Balance at beginning of year ●		**5**	Distributions: **a** Cash ●	
2	Net income per books ●			**b** Stock ●	
3	Other increases (itemize) _____			**c** Property ●	
	_____		**6**	Other decreases (itemize) _____ ●	
	_____ ●		**7**	Total. Add line 5 and line 6	
4	Total. Add line 1 through line 3		**8**	Balance at end of year. Subtract line 7 from line 4 .... ⊙	

Schedule D California Capital Gains and Losses

Part I Short-Term Capital Gains and Losses – Assets Held One Year or Less. Use additional sheet(s) if necessary.

(a) Kind of property and description (Example, 100 shares of Z Co.)	(b) Date acquired (mm/dd/yyyy)	(c) Date sold (mm/dd/yyyy)	(d) Gross sales price	(e) Cost or other basis plus expense of sale	(f) Gain (loss) (d) less (e)
1					00
					00
					00
					00
					00

2 Short-term capital gain from installment sales from form FTB 3805E, line 26 or line 37 ⊙	**2**		00
3 Unused capital loss carryover from 2023 ⊙	**3**		00
4 Net short-term capital gain (loss). Combine line 1 through line 3 ●	**4**		00

Part II Long-Term Capital Gains and Losses – Assets Held More Than One Year. Use additional sheet(s) if necessary.

5					00
					00
					00
					00
					00

6 Enter gain from Schedule D-1, line 9 and/or any capital gain distributions ⊙	**6**		00
7 Long-term capital gain from installment sales from form FTB 3805E, line 26 or line 37 ⊙	**7**		00
8 Net long-term capital gain (loss). Combine line 5 through line 7 ●	**8**		00
9 Enter excess of net short-term capital gain (line 4) over net long-term capital loss (line 8)	**9**		00
10 Net capital gain. Enter excess of net long-term capital gain (line 8) over net short-term capital loss (line 4)	**10**		00
11 Total lines 9 and 10. Enter here and on Form 100, Side 1, line 5. If losses exceed gains, carry forward losses to 2025	**11**		00

TAXABLE YEAR 2024

Corporation Depreciation and Amortization

CALIFORNIA FORM 3885

Attach to Form 100 or Form 100W.

Corporation name: IVALT INCORPORATED

California corporation number: 4572272

Part I Election To Expense Certain Property Under IRC Section 179

1	Maximum deduction under IRC Section 179 for California	1	$25,000
2	Total cost of IRC Section 179 property placed in service	2	
3	Threshold cost of IRC Section 179 property before reduction in limitation	3	$200,000
4	Reduction in limitation. Subtract line 3 from line 2. If zero or less, enter -0-	4	
5	Dollar limitation for taxable year. Subtract line 4 from line 1. If zero or less, enter -0-	5	25,000

	(a) Description of property	(b) Cost (business use only)	(c) Elected cost
6			

7	Listed property (elected IRC Section 179 cost)	7	
8	Total elected cost of IRC Section 179 property. Add amounts in column (c), line 6 and line 7	8	
9	Tentative deduction. Enter the **smaller** of line 5 or line 8	9	
10	Carryover of disallowed deduction from prior taxable years	10	
11	Business income limitation. Enter the smaller of business income (not less than zero) or line 5	11	
12	IRC Section 179 expense deduction. Add line 9 and line 10, but do not enter more than line 11	12	
13	Carryover of disallowed deduction to 2025. Add line 9 and line 10, less line 12	13	

Part II Depreciation and Election of Additional First Year Depreciation Deduction Under R&TC Section 24356

	(a) Description of property	(b) Date acquired (mm/dd/yyyy)	(c) Cost or other basis	(d) Depreciation allowed or allowable in earlier years	(e) Depreciation method	(f) Life or rate	(g) Depreciation for this year	(h) Additional first year depreciation
14	COMPUTER	01/29/2023	1,000	333	200 DB	6.0	222	

15	Add the amounts in column (g) and column (h). The total of column (h) may not exceed $2,000. See instructions for line 14, column (h)	15	222	

Part III Summary

16	Total: If the corporation is electing: IRC Section 179 expense, add the amount on line 12 and line 15, column (g) **or** Additional first year depreciation under R&TC Section 24356, add the amounts on line 15, columns (g) and (h) **or** Depreciation (if no election is made), enter the amount from line 15, column (g)	16	222
17	Total depreciation claimed for federal purposes from federal Form 4562, line 22	17	320
18	Depreciation adjustment. If line 17 is greater than line 16, enter the difference here and on Form 100 or Form 100W, Side 1, line 6. If line 17 is less than line 16, enter the difference here and on Form 100 or Form 100W, Side 2, line 12. (If California depreciation amounts are used to determine net income before state adjustments on Form 100 or Form 100W, no adjustment is necessary.)	18	98

Part IV Amortization

	(a) Description of property	(b) Date acquired (mm/dd/yyyy)	(c) Cost or other basis	(d) Amortization allowed or allowable in earlier years	(e) R&TC Section (see instructions)	(f) Period or percentage	(g) Amortization for this year
19	START UP COSTS	12/14/2020	139,052	28,196	24414	15.0	9,270
	R & D COSTS	07/24/2023	74,305	2,477	24355.5	15.0	4,954
	RESEARCH AND DEV	10/28/2024	180,281		24355.5	15	3,005

20	Total. Add the amounts in column (g)	20	17,229
21	Total amortization claimed for federal purposes from federal Form 4562, line 44	21	17,229
22	Amortization adjustment. If line 21 is greater than line 20, enter the difference here and on Form 100 or Form 100W, Side 1, line 6. If line 21 is less than line 20, enter the difference here and on Form 100 or Form 100W, Side 2, line 12	22	

188 7621244 FTB 3885 2024

TAXABLE YEAR **2024**

Net Operating Loss (NOL) Computation and NOL and Disaster Loss Limitations — Corporations

CALIFORNIA FORM **3805Q**

Attach to Form 100, Form 100W, Form 100S, or Form 109.

Corporation name	California corporation number
IVALT INCORPORATED	4572272
During the taxable year the corporation incurred the NOL, the corporation was a(n): [X] C corporation [ ] S corporation [ ] Exempt organization [ ] Limited liability company (electing to be taxed as a corporation)	FEIN 83-3019858

If the corporation previously filed California tax returns under another corporate name, enter the corporation name and California corporation number:

If the corporation is included in a combined report of a unitary group, see instructions, General Information C, Combined Reporting.

Part I Current year NOL. If the corporation does not have a current year NOL, go to Part II.

1	Net loss from Form 100, line 18; Form 100W, line 18; Form 100S, line 15; or Form 109, line 2. Enter as a positive number	1	78,173 00
2	2024 disaster loss included in line 1. Enter as a positive number	2	00
3	Subtract line 2 from line 1. If zero or less, enter -0- and see instructions	3	78,173 00
4 a	Enter the amount of the loss incurred by a new business included in line 3 — 4a: 00		
b	Enter the amount of the loss incurred by an eligible small business included in line 3 — 4b: 00		
c	Add line 4a and line 4b	4c	00
5	General NOL. Subtract line 4c from line 3	5	78,173 00
6	Current year NOL. Add line 2, line 4c, and line 5. See instructions	6	78,173 00

Part II NOL carryover and disaster loss carryover limitations. See instructions.

	(g) Available balance
1 Net income – Enter the amount from Form 100, line 18; Form 100W, line 18; Form 100S, line 15 less line 16; or Form 109, line 2; (but not less than -0-). **If the corporation taxable income is $1,000,000 or more, see instructions**	0

Prior Year NOLs

	(a) Year of loss	(b) Code – See instructions	(c) Type of NOL – See below *	(d) Initial loss – See instructions	(e) Carryover from 2023	(f) Amount used in 2024		(h) Carryover to 2025 col. (e) minus col. (f)
2								

Current Year NOLs

								col. (d) minus col. (f) See instructions.
3	2024		DIS					
4	2024							
	2024							
	2024							
	2024							

*** Type of NOL:** General (GEN), New Business (NB), Eligible Small Business (ESB), or Disaster (DIS).

Part III 2024 NOL deduction

1	Total the amounts in Part II, line 2, column (f)	1	00
2	Enter the total amount from line 1 that represents disaster loss carryover deduction here and on Form 100, line 21; Form 100W, line 21; or Form 100S, line 19. Form 109 filers enter -0-	2	0 00
3	Subtract line 2 from line 1. Enter the result here and on Form 100, line 19; Form 100W, line 19; Form 100S, line 17; or Form 109, line 7	3	00

Line 5b, Sch F (CA 100) - Other Interest

1	Other Interest	**1**	2,003
2	Total	**2**	2,003

Line 10, Sch F (CA 100) - Other Income

1	OTHER INCOME	**1**	540
2	Total other income	**2**	540

Line 27, Sch F (CA 100) - Other Deductions

1	From Form 4562 - Amortization	**1**	17,229
2	Consulting fees	**2**	61,112
3	Total other deductions	**3**	78,341
4	Total deductions less expenses for offsetting credits	**4**	78,341